Exhibit 21

LIST OF SUBSIDIARIES OF THE COMPANY

Subsidiaries of Micronetics, Inc.	Jurisdiction of Incorporation
Microwave Concepts, Inc.	Delaware
Microwave & Video Systems, Inc.	Connecticut
Stealth Microwave, Inc.	Delaware
MICA Microwave Corporation	Delaware